EXHIBIT 4.1

NON-QUALIFIED STOCK OPTION GRANT NOTICE AND AGREEMENT

DREXLER TECHNOLOGY CORPORATION

NON-QUALIFIED STOCK OPTION GRANT NOTICE AND AGREEMENT

(Outside of the Amended and Restated Stock Option Plan)

THIS NON-QUALIFIED STOCK OPTION GRANT NOTICE AND AGREEMENT (the “Agreement”) is effective as of March 31, 2004, by and between DREXLER TECHNOLOGY CORPORATION, a Delaware corporation (the “Corporation”), and                      (“Optionee”), on the terms and conditions set forth below to which Optionee accepts and agrees:

1. Grant.

(a) The Corporation hereby grants to Optionee the “Option” to purchase Common Stock of the Corporation as described below:

Number of Shares Subject to Option:	20,000

Date of Grant:	March 31, 2004

Vesting Commencement Date:	March 31, 2004

Expiration Date:	March 30, 2014

Exercise Price Per Share:	$13.355

Vesting Schedule:	The Option vests in three (3) equal annual installments on the second, third and fourth anniversary of the Vesting Commencement Date

Exercise Schedule:	Same as Vesting Schedule; no early exercise

(b) The Option is granted outside of, and is not subject to, the Corporation’s Amended and Restated Stock Option Plan. This Option is granted as an inducement to Optionee’s acceptance of employment with the Corporation. This Option is intended by the Corporation and Optionee to be a non-qualified stock option for income tax purposes.

2. Grant of Option. On the terms and conditions herein set forth, the Corporation hereby grants to Optionee the right and option to purchase all or any part of an aggregate of the number of shares of Common Stock as set forth in Section 1 above (hereinafter the “Option Shares”), such number being subject to adjustment as provided in Section 8 hereof.

3. Exercise Price. The exercise price of the Option Shares shall be as set forth in Section 1 which price has been determined by the Stock Option Committee (hereinafter the “Committee”) appointed by the Board of Directors to be not less than the fair market value of said shares as of the Date of Grant as set forth in Section 1 hereof (the “Effective Date”) in accordance with the valuation methods described in Section 20.2031-2 of U.S. Treasury Regulations.

4. Term of Option and Vesting Schedule.

(a) The Option shall terminate upon the date ten (10) years subsequent to the Effective Date, subject to earlier termination as provided in Sections 6, 7 and 8 hereof, or when all Option Shares have been acquired. Subject to the provisions of Section 9, the Option is exercisable according to the vesting schedule set forth in Section 1 hereof.

(b) The purchase price of the shares as to which the Option shall be exercised shall be paid in full at the time of exercise as provided in Section 9. Except as provided in Sections 6 and 7 hereof, the Option may not be exercised at any time unless Optionee is then in the service of the Corporation or any present or future corporation that would be a “subsidiary corporation” (as the term is defined in Sections 425(f) and (g) of the United States Internal Revenue Code of 1986 (the “Code”)) of the Corporation (a “Subsidiary”) and shall have been continuously employed by the Corporation or by a Subsidiary since the Effective Date. The holder of the Option shall not have any of the rights of a stockholder with respect to the Option Shares as to which there has been no exercise of the Option.

5. Nontransferability. The Option shall not be transferable otherwise than by will or the applicable laws of descent and distribution; and the Option may be exercised, during the lifetime of Optionee, only by Optionee.

6. Termination of Employment. In the event that Optionee’s employment with the Corporation and its Subsidiaries is terminated for any reason, with or without cause, and whether at the initiative of Optionee or the Corporation, the Option may be exercised by Optionee (only to the extent that Optionee shall have been entitled to do so at the date of such termination) at any time within ninety (90) days after termination of employment, but not more than ten (10) years from the Effective Date of the Option, at the expiration of which time the Option shall terminate. Nothing in this Agreement shall confer upon Optionee any right to continue in the employ of the Corporation or of any of its Subsidiaries or modify the employment contract entered into between the parties effective March 31, 2004.

7. Death or Disability of Optionee. In the event of the death of Optionee while employed or within a period not to exceed three (3) months nor to be less than thirty (30) days of the date on which such employment ceases, or the termination of Optionee’s employment due to disability (as defined in Code Section 22(e)(3)), any option or unexercised portion thereof granted to Optionee, if otherwise exercisable by Optionee at the date of death or termination of employment due to disability, may be exercised by Optionee (or by Optionee’s personal representatives, heirs or legatees) at any time prior to the expiration of one (1) year from the date of termination of Optionee’s employment but not later than ten (10) years from the date of grant of such option.

8. Adjustments Upon Changes in Capital Structure.

(a) If a stock dividend, stock split, reverse stock split, reclassification or recapitalization occurs, then the Committee and/or the Board shall make such adjustments in (i) the number and class of shares to which Optionee will thereafter be entitled upon exercise of this Option and (ii) the price which Optionee shall be required to pay upon such exercise as the Committee and/or Board in its sole discretion in good faith deems appropriate, and such determination shall be final, binding, and conclusive. Notwithstanding the foregoing, such adjustment shall have the result that Optionee exercising this Option subsequent to such occurrence would pay the same aggregate exercise price to exercise the entire Option and would then hold the same class and aggregate number of shares as if Optionee would have exercised the outstanding option immediately prior to such occurrence.

(b) In the event of any merger or consolidation of the Corporation (except with a Subsidiary) or any acquisition of 80% or more of its gross assets or stock, or any reorganization or liquidation of the Corporation (an “Event”), the Board shall make arrangements (the “Arrangements”) which shall be binding upon Optionee for such shares that are unexpired or unexercised under this Option as the Board, in its sole discretion, in good faith determines to be in the best interests of the Corporation, which determination shall be final, binding and conclusive. The possible Arrangements include, but are not limited to, the substitution of a new option for any portion of such unexpired Option, the assumption of any portion of such unexpired Option by any successor to the Corporation, the acceleration of the expiration date of any portion of such unexpired Option to a date not earlier than thirty (30) days after notice to Optionee, or the cancellation of such portion in exchange for the payment by any successor to the Corporation of deferred compensation to Optionee in an amount equal to the difference between the fair market value of the Option Shares subject to such unexpired portion and the aggregate exercise price of the Option Shares under the terms of such unexpired portion on the date of the Event, in installments which correspond to the vesting schedule of the unexpired Option. The Board shall not be obligated to arrange such substitution or assumption to comply with Section 424(a) of the Code or to accelerate the exercisability of a portion of an option when it accelerates the expiration date of such portion. The Board or Committee may from time to time issue guidelines as to what Arrangements it deems appropriate should an Event occur. The guidelines currently issued by the Board of Directors are listed in Exhibit A hereof. These guidelines may be changed at any time without notice. Accordingly, Optionee has no vested right with respect to the Arrangements which may be made upon the occurrence of an Event.

9. Method of Exercising Option.

(a) Subject to the terms and conditions of this Agreement, the Option may be exercised by written notice to the Corporation at its office at 1875 North Shoreline Blvd., Mountain View, CA 94043, Attention: Vice President, Finance, or to such other address as the Corporation may designate. Such notice shall be in a form reasonably satisfactory to the Corporation, and shall state the election to exercise the Option and the number of shares in respect of which it is being exercised and shall be signed by the person or persons so exercising the Option. At the time of purchase, Shares purchased under options shall be paid for in full either (i) in cash, (including pursuant to a cashless exercise as permitted under the Federal Reserve Board regulations, subject to applicable securities law restrictions), (ii) at the discretion of the Committee and/or Board, with outstanding stock of the Corporation at such value as the Board shall determine in its sole discretion to be the fair market value of such stock on the date of exercise in accordance with the valuation methods discussed in Section 20.2031-2 of U.S. Treasury Regulations, or (iii) a combination of stock (if permitted pursuant to (ii) above) and cash (as described in (i) above). Notwithstanding any provision to the contrary in this Agreement, a form of payment will not be available if such form of payment would violate any law or regulation. Stock acquired upon prior exercise of an option may not be used as payment of the exercise price if such action would cause the Corporation to recognize compensation expense (or additional compensation expense) with respect to the option for financial reporting purposes.

(b) The Corporation shall deliver (in paper form or by electronic means) the certificate(s) representing such shares as soon as practicable after the notice of exercise and payment are received. The certificate(s) for the shares as to which the Option shall have been so exercised shall be registered in the name of Optionee and shall be delivered as provided above to, or upon the written order of, the person or persons exercising the Option. In the event the Option shall be exercised pursuant to Section 7 hereof, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option. All shares that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and nonassessable.

(c) The shares purchasable upon the exercise of options granted under this Agreement are exempt from the qualification or registration requirements of certain but not all other states. The Option shall not be exercisable unless the Option Shares have been qualified and/or registered under the securities laws of the state in which Optionee resides or are exempt therefrom. (The Corporation may, if permitted by such laws, permit the exercise of the Option but postpone delivery of the Option Shares and/or payment of the purchase price thereof or may set up an escrow pending such qualification and/or registration.) The qualification and/or registration can typically, but not always, be effected within thirty (30) days; therefore, Optionee is advised to periodically check with the Corporation to verify the procedure the Corporation needs to follow in order to qualify and/or register the Option Shares in the state in which Optionee resides and to give the Corporation at least thirty (30) days’ prior written notice of Optionee’s intent to exercise the Option. Upon Optionee’s agreement to exercise the Option, the Corporation hereby agrees to use its best efforts to promptly register and/or qualify the Option Shares so that the Option may be exercisable but shall have no liability to Optionee if, despite same, such registration and/or qualification is not obtained as promptly as desired by Optionee. The certificate(s) for the shares shall be subject to any legend condition imposed by the state in which Optionee resides.

10. Income Taxes. It is understood that the exercise of this Option will be taxed as a nonstatutory option. In particular, the Optionee will realize income which will be taxed as employment income at the time of exercise equal to the difference between the then fair market value of the shares purchased and the exercise price, and the Corporation may be entitled to a compensation expense deduction in the same amount.

11. Financial Information. Whenever the Corporation provides financial statements, whether audited or unaudited, to all of its stockholders as a group, the Corporation shall concurrently provide Optionee with a copy of such financial statements. Notwithstanding the foregoing, the Corporation shall provide Optionee at the end of its fiscal year, with a copy of its financial statements for such fiscal year, either audited or unaudited, within one hundred twenty (120) days after the end of such fiscal year if Optionee is then an Optionee. In connection with such provision, the Corporation may require Optionee to enter into a nondisclosure agreement; provided, however, that such nondisclosure agreement may not contain provisions which are more stringent than those the Corporation imposes on its stockholders who are also receiving the financial statements.

12. Data Privacy. Optionee acknowledges that in order for the Corporation to perform its requirements under this Agreement, to provide management information, for the purposes of personnel administration and to permit the Corporation to comply with its legal responsibilities, the Corporation may process their personal information. Such data includes, but is not limited to, the information provided in connection with the plan and any changes thereto, other appropriate personal and financial data about the Optionee, the Optionee’s share purchases under this Agreement from time to time. This data will be held either by way of a personnel file or computer records. As the Corporation is part of a group of companies operating internationally, it may be necessary to make the details referred to above available to other parties to the extent possible. Companies may not be governed by legislation protecting an individual’s rights in respect of their specific personal data. The Corporation agrees, however, that it will ensure that any third party processors have the appropriate technical and organizational measures in place to protect the data against unauthorized or unlawful processing and against accidental loss or destruction of, or damage to, the personal data. The Corporation will also ensure that such companies will act only upon the instructions of the Corporation, and that this data will not be used or disclosed by any party except for the purposes referred to above. Optionee hereby gives explicit consent to the Corporation to transfer or process any such personal data as set out above. Optionee has been informed of the right of access and correction to such personal data by applying to the local administrator of the Corporation.

13. Acquired Rights. Optionee acknowledges that the Corporation has reserved the right to amend or terminate this Agreement at any time, and the grant of an option in one year or at one time does not in any way obligate the Corporation or its affiliates to make a grant in any future year or in any given amount. Optionee acknowledges and understands that an option grant under this Agreement is discretionary and is not to be considered as part of any normal or expected compensation that is or would be subject to severance, resignation, redundancy or similar pay, other than to the extent required under local law.

14. Governing Authority. This Agreement and the Option is subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted by the Corporation. This authority shall be exercised by the Board, or any committee of one or more members of the Board in the event that the Board delegates its authority to a committee. The Board, in the exercise of this authority, may correct any defect, omission or inconsistency in this Agreement in a manner and to the extent the Board shall deem necessary or desirable to make this Agreement fully effective. References to the Board shall include any committee appointed by the Board to administer and interpret this Agreement and the Option. Any interpretations, amendments, rules and regulations promulgated by the Board shall be final and binding upon the Corporation and its successors in interest as well as Optionee and his heirs, assigns, and other successors in interest.

15. Notices. Any notices provided for in this Agreement shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Corporation to Optionee, ten (10) days after deposit in the U.S. mail, postage prepaid, addressed to Optionee at the last address Optionee provided to the Corporation.

16. Governing Law. This Agreement is governed by California law.

17. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the Corporation and Optionee concerning its subject matter, superseding all prior agreements and understandings concerning its subject matter, whether oral or written, including, without limitation, any offer letter between the Corporation and Optionee. This Agreement may only be amended by a writing executed by the President or CEO of the Corporation and by Optionee.

18. Amendment. The Board at any time, and from time to time, may amend the terms of this Agreement; provided, however, that the rights under this Agreement shall not be impaired by any such amendment unless (i) the Corporation requests Optionee’s consent and (ii) Optionee consents in writing.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, in the case of the Corporation by its duly authorized officer, effective as of the date first written above.

CORPORATION

DREXLER TECHNOLOGY CORPORATION

By:

Print Name:

Title:

OPTIONEE:

(Signature)
Print Name:

“ATTACHMENT A”

DREXLER TECHNOLOGY CORPORATION BOARD OF DIRECTORS

POLICY GUIDELINES FOR ADJUSTMENT OF STOCK OPTIONS IN THE EVENT OF AN ACQUISITION

Background

This Agreement presently provides that in the event of a merger or other recapitalization, the Board of Directors shall make appropriate adjustments to the terms of the outstanding options. This Agreement gives only minor guidance as to what adjustments would be considered “appropriate.”

Policy

(1) In the event of the acquisition of all or substantially all of the Corporation’s assets or capital stock, adjustments are deemed “appropriate” if:

(a) the vested portion of options may be exercised prior to the acquisition on not less than 30 days’ notice; and

(b) arrangements are made so that subject to continued employment of the optionee with the successor corporation, the unvested portion of options will receive one of the following benefits:

(i) a replacement option that can be exercised on the same vesting schedule at the same total exercise price to purchase the stock or other securities of the successor corporation that would have been received had the unvested option shares been outstanding at the time of the acquisition; or

(ii) a cash payment made with respect to each option share at the time of vesting equal to the excess of the per-share value paid for the acquisition (whether in cash or in securities of the successor corporation) over the option exercise price.

(2) In the event the employment relationship between the employee and the successor corporation is terminated within one year of the date of the sale of the Corporation, it is intended that 100% of the remaining unvested portion of all options held by such employee on the date of the sale of the Corporation would vest and remain exercisable for at least 90 days after the termination, provided that:

(a) the employee had been employed by the Corporation continuously (except for approved leaves of absence) for at least two years prior to the date of the sale of the Corporation; and

(b) the employment relationship of the successor corporation and the employee was not terminated by either:

(i) resignation by the employee; or

(ii) by the successor corporation due to acts of moral turpitude on the part of the employee such as theft, embezzlement, fraud, dishonesty, misappropriation or conversion of funds committed against the Corporation or successor corporation, or due to the employee’s material breach of an agreement with the Corporation or successor corporation concerning disclosure and ownership of inventions, conflict of interest, or confidentiality of information.

In the event the successor corporation had not assumed outstanding Corporation options but rather was paying deferred compensation whenever Corporation options vested, then the successor corporation would pay the employee the amount corresponding to such accelerated vesting.

Effect

This policy guideline may be changed at any time by the Stock Option Committee or the Corporation’s Board of Directors. It does not constitute a part of this Plan. The right of the Corporation or its successors to terminate the employment of an optionee, with or without cause, shall not be affected by this guideline.